SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(AMENDMENT NO. 5)

RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF
THE SECURITIES EXCHANGE ACT OF 1934

Venoco, Inc.

(Name of the Issuer)

Venoco, Inc.
Denver Parent Corporation

Timothy M. Marquez

Bernadette Marquez

Marquez Trust

Timothy and Bernadette Marquez Foundation

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92257PAB5

(CUSIP Number of Class of Securities)

Venoco, Inc. 370 17th Street, Suite 3900 Denver, Colorado 80202-1370 (303) 626-8300	Denver Parent Corporation Timothy M. Marquez Bernadette Marquez Marquez Trust Timothy and Bernadette Marquez Foundation 370 17th Street, Suite 3900 Denver, Colorado 80202-1370 (303) 626-8300

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of the Persons Filing Statement)

With copies to

Davis Graham & Stubbs LLP	Wachtell, Lipton, Rosen & Katz
1550 Seventeenth Street, Suite 500	52 West 52nd Street
Denver, Colorado 80202	New York, New York 10019
Attn: John A. Elofson, Esq.	Attn: Igor Kirman, Esq.
(303) 892-9400	(212) 403-1000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$395,775,337.50	$45,355.85

*                                         Set forth the amount on which the filing fee is calculated and state how it was determined.

*                                         Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:  the filing fee of $45,355.85 was determined by multiplying .00011460 by the aggregate merger consideration of $395,775,337.50. The aggregate merger consideration was calculated by multiplying the 31,662,027 outstanding shares of common stock to be acquired pursuant to the merger and the merger consideration of $12.50 per share.

☒                                  Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$45,355.85	Filing Party:	Venoco, Inc.
Form or Registration No.:	Schedule 14A	Date Filed:	February 13, 2012

Introduction

This final Amendment No. 5 to Rule 13E-3 Transaction Statement (“Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Venoco, Inc., a Delaware corporation (the “Company”), Denver Parent Corporation, a Delaware corporation (“Parent”), Timothy M. Marquez (“Mr. Marquez”), Bernadette Marquez, the Marquez Trust (the “Trust”) and the Timothy and Bernadette Marquez Foundation (the “Foundation,” and collectively, the “Filing Persons”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of January 16, 2012 (as it may be amended from time to time, the “Merger Agreement”) by and among the Company, Parent, Denver Merger Sub Corporation, a Delaware corporation (“Merger Sub”), and, solely with respect to the sections specified therein, Mr. Marquez.

This final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is subject to the Transaction Statement.

Item 15. Additional Information

Regulation M-A Item 1011

Item 15(c) is hereby amended and supplemented as follows:

On June 5, 2012, at a special meeting of the Company’s stockholders, the Merger Agreement was adopted and approved by the holders of a majority of the outstanding shares of the Company’s common stock.  In addition, pursuant to the terms of the Merger Agreement, the Merger Agreement was also adopted and approved by a majority of the outstanding shares of the Company’s common stock excluding the rollover shares and the shares owned by Mr. Marquez, Parent, Merger Sub, their respective affiliates, and directors, officers and other employees of the Company and its subsidiaries.

On June 12, 2012, the Company entered into an Agreement Regarding Extension of Financing Date with Parent and Merger Sub, which extended the “Financing Date,” as that term is defined in the Merger Agreement, to July 20, 2012.

On July 19, 2012, the Company entered into an Agreement Regarding Further Extension of Financing Date with Parent and Merger Sub, which extended the “Financing Date,” as that term is defined in the Merger Agreement, to August 31, 2012, and changed the “End Date,” as that term is defined in the Merger Agreement, from October 16, 2012 to September 14, 2012.

On August 31, 2012, the Company entered into an Agreement Regarding Further Extension of Financing Date with Parent and Merger Sub, which extended the “Financing Date,” as that term is defined in the Merger Agreement, to September 13, 2012.

On September 13, 2012, the Company entered into an Agreement Regarding Further Extension of Financing Date with Parent and Merger Sub, which extended the “Financing Date,” as that term is defined in the Merger Agreement, to October 5, 2012, and changed the End Date, as that term is defined in the Merger Agreement, from September 14, 2012 to October 8, 2012.

On October 3, 2012, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the merger of Merger Sub with and into the Company, with the separate corporate existence of Merger Sub ceasing and the Company continuing its corporate existence under Delaware law as the surviving corporation in the merger (the “Merger”), became effective.  Upon the Merger, generally, (i) each share of the Company’s common stock, par value $.01 per share (“Common Stock”) other than shares owned by the Company, Parent, Merger Sub, the Trust and the Foundation, and holders who properly demanded and did not withdraw a demand for appraisal rights, were converted into the right to receive $12.50 per share in cash, without interest and less any required withholding taxes, and (ii) the Company became a wholly owned subsidiary of Parent.

As a result of the Merger, the Common Stock ceased to trade on the New York Stock Exchange (the “NYSE”) prior to the opening of trading on October 4, 2012 and became eligible for delisting from the NYSE and termination of registration pursuant to the Exchange Act.  The Company intends to file a Certification and Notice of Termination on Form 15 with the SEC in order to deregister the Common Stock under the Exchange Act.

Item 16. Exhibits

Regulation M-A Item 1016

Item 16 is hereby amended and supplemented by adding the following exhibits thereto:

(d)(6) Agreement Regarding Extension of Financing Date, dated as of June 12, 2012, by and among Venoco, Inc., Denver Parent Corporation and Denver Merger Sub Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Venoco, Inc. filed on June 13, 2012).

(d)(7) Agreement Regarding Further Extension of Financing Date, dated as of July 19, 2012, by and among Venoco, Inc., Denver Parent Corporation and Denver Merger Sub Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Venoco, Inc. filed on June 20, 2012).

(d)(8) Agreement Regarding Further Extension of Financing Date, dated as of August 31, 2012, by and among Venoco, Inc., Denver Parent Corporation and Denver Merger Sub Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Venoco, Inc. filed on September 4, 2012).

(d)(9) Agreement Regarding Further Extension of Financing Date, dated as of September 13, 2012, by and among Venoco, Inc., Denver Parent Corporation and Denver Merger Sub Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Venoco, Inc. filed on September 14, 2012).

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of October 5, 2012

VENOCO, INC.

By:	/s/ Edward J. O'Donnell
Name: Edward J. O'Donnell
Title: Chief Executive Officer

DENVER PARENT CORPORATION

By:	/s/ Timothy M. Marquez
Name: Timothy M. Marquez
Title: Chief Executive Officer

/s/ Timothy M. Marquez
TIMOTHY M. MARQUEZ

/s/ Bernadette Marquez
BERNADETTE MARQUEZ

MARQUEZ TRUST

By:	/s/ Timothy M. Marquez
Name: Timothy M. Marquez
Title: Trustee

By:	/s/ Bernadette Marquez
Name: Bernadette Marquez
Title: Trustee

TIMOTHY AND BERNADETTE MARQUEZ FOUNDATION

By:	/s/ Timothy M. Marquez
Name: Timothy M. Marquez
Title: Trustee

By:	/s/ Bernadette Marquez
Name: Bernadette Marquez
Title: Trustee

By:	/s/ David Mokros
Name: David Mokros
Title: Trustee